UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                    Sequential
 Exhibit                        Description                                              Page Number

1.	Press release on ALVARION TO HOST IEEE 802.16 AND WIMAX FORUM™ CONFERENCES, FIRST TIME ORGANIZATIONS CONVENE IN ISRAEL , dated May 8, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: May 8, 2006	By:	/s/ Dafna Gruber
Name:		Dafna Gruber
Title:		Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO        Carmen Deville
+972 3 645 6252              +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION TO HOST IEEE 802.16 AND WIMAX FORUM™ CONFERENCES,
FIRST TIME ORGANIZATIONS CONVENE IN ISRAEL

International Representatives to Meet with Israeli Telecommunications Leaders

Tel Aviv, Israel, May 8, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that it will be the host and sponsor of the IEEE 802.16 and WiMAX Forum Technical and Certification Working Groups conferences. The IEEE 802.16 conference begins today in Tel Aviv and the WiMAX Forum Technical Working Group and Certification Working Group conference will be held May 13 - 17th in Caesarea.

The IEEE 802.16 standards body for broadband wireless access (BWA) develops standards and recommends practices to support the development and deployment of broadband wireless metropolitan area networks. IEEE 802.16 is a unit of the IEEE 802 LAN/MAN Standards Committee, the premier transnational forum for wireless networking standardization. The WiMAX Forum™ is working to facilitate the deployment of broadband wireless networks based on the IEEE 802.16 standard by helping to ensure the compatibility and interoperability of broadband wireless access equipment. Its Technical Working Group develops conformance test specifications and certification services based on globally accepted practices to achieve worldwide interoperability for BWA systems. The Certification Working Group handles the operational aspects of the WiMAX Forum Certified program.

"As Alvarion has been an active leader of both the IEEE 802.16 and WiMAX Forum since their inception, we are very excited to host these two groups in Israel on their inaugural visit," commented Naftali Chayat, Alvarion's Chief Scientist. "We see invaluable results coming from these conferences as each meeting moves us closer to our and the industry’s vision of WiMAX technology becoming a mass deployment solution for broadband services worldwide."

Also during the conference, a special event—organized by Alvarion—will give the representatives of IEEE 802.16 and WiMAX Forum the opportunity to interact with members of the robust Israeli wireless industry to learn from each other’s knowledge and experience.

Highlights of the conference agendas include:

•
Dr. Roger Marks of the National Institute of Standards and Technology (NIST), USA, and Chairman of the IEEE 802.16. Dr. Marks is a Fellow of the IEEE Microwave Technology Society and will present on "IEEE 802.16 - Achievements, Status and Plans".

•
Dr. Mitsuo Nohara of KDDI Research Laboratories, Japan. Dr. Nohara is chairman of the newly established 802.16j Mobile Multihop Relay group in 802.16 and will present "An Overview of the 802.16j Mobile Multihop Relay Task Group".

•	Jose Puthenkulam of Intel's standards team. Intel plays an integral role in the WiMAX Forum and Mr. Puthenkulam will speak on "WiMAX Developments".

Interested parties can obtain more information at
http://grouper.ieee.org/groups/802/16/meetings/mtg43/index.html.

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

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